Exhibit 99.2


                       [LETTERHEAD OF INFICON HOLDING AG]


Corporate Contact                                 European Contact
Betty Ann Kram                                    Bernhard Schweizer/Sara Koch
Director of Corporate Communications              c-matrix group ag
and Investor Relations                            +41 (0) 41.769.80.40
+1.315.434.1122                                   inficon@cmatrix.ch
BettyAnn.Kram@inficon.com

North American Contact
Jody Burfening/Harriet Fried
Lippert/Heilshorn & Associates, Inc.
+1.212.838.3777
jbs@lhai.com


                  ANNUAL GENERAL MEETING OF INFICON HOLDING AG

            Paul E. Otth, Vice Chairman, Named Chairman of the Board

Balzers, Liechtenstein and Syracuse, New York--May 26, 2004 -- At today's Annual General Meeting of shareholders of INFICON Holding AG (SWX Swiss Exchange and
NASDAQ: IFCN), a leading manufacturer of vacuum instrumentation and process control software for the semiconductor and vacuum coating industries as well as other industrial applications, the shareholders approved all proposals of the Board of Directors.

Election of New Board Member and Chairman

John Grad, formerly Chairman of the Board, as well as Board members Kurt Muck and James Brissenden, have resigned from the Board effective as of the Annual General Meeting 2004.

Gustav Wirz, who has had a long and distinguished career in semiconductor equipment manufacturing, was elected to the Board of Directors. Mr. Wirz began his professional career in 1970 as head of Research & Development for Kulicke & Soffa, one of the pioneers in semiconductor equipment manufacturing. In 1974, he joined Seier AG in Switzerland as Managing Director. In 1979, he started his own semiconductor equipment manufacturing company, Gustav Wirz AG, which became Alphasem AG in 1985. In 1987, Mr. Wirz was the first non-US citizen to be elected to the Board of SEMI, the worldwide industry association of the semiconductor equipment and materials industry. Mr. Wirz, a Swiss citizen, holds positions on several Boards of Directors, including Alphasem AG, NetInvest, QC Solutions (USA), Best-Immo-Invest and Exalos.

Dr. Thomas Staehelin, member of the Board, was elected for an additional term of office of three years.

In the inaugural meeting immediately following the Annual General Meeting, the Board elected Paul E. Otth, member of the Board since 2000 and Vice Chairman since 2002, as Chairman of the Board. It is planned that Mr. Otth will assume this responsibility for one year. Gustav Wirz was elected Vice-Chairman.

As a result of these changes, the INFICON Board of Directors now consists of 5 members, including Dr. Richard Fischer, Mario Fontana, Paul E. Otth, Dr. Thomas Staehelin and Gustav Wirz.


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